P.E. 10/24/01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For 24 October 2001

ebookers.com plc
(Exact name of Registrant as specified in its chapter)

25 Farringdon Street, LONDON EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F of Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection With Rule 12g3-2(b): Not Applicable.

FINAL

PRESS RELEASE

Ebookers announces Q3 results estimates

- Very strong financial improvement -

London, England – 24 October 2001 – ebookers.com (LSE: EBR, Nasdaq: EBKR, Neuer Markt: eb6) Europe's No. 1 online travel agency today gives estimates for its third quarter results (Jun 1 - Sep 30) showing a very strong improvement in financial performance. The company's Q3 results will be announced on Monday 29th October.

Breakeven nearly there – despite September 11

Negative EBITDA (Negative earnings before tax, interest, depreciation and amortization) has been **reduced by over £5m in just one quarter.** It has improved to a loss of £0.5m for Q3 compared to a loss of £5.7m for Q2 (ending Jun 2001).

Including net interest income and exchange gains (EBTDA) this figure improves to a profit of £0.2m for Q3 compared to a loss of £5.9m in Q2, **an improvement of over £6m in just one quarter.**

Losses before taxation are also on track for major reduction in just one quarter. In Q2 2001, ebookers posted losses of £8.6m. In Q3 this loss has fallen to £2.6m **an improvement of approximately £6m in just one quarter**.

*All estimates in UK GAAP and unaudited**

Unique business model producing results

1. **Negotiated fares.** ebookers has the biggest online negotiated fare content in Europe. ebookers has special negotiated arrangements with airline, hotel and car hire companies giving customers discounts of up to 65% and ebookers high margins.

2. **Management with travel background.** ebookers' management has long experience in the travel industry, with extensive experience of managing costs .

3. **Europe's biggest agency.** ebookers has bigger sales and operates in more countries than any other online travel company. European travel products have higher margins than the US, and Europeans take more holidays.

4. **In-house customer care.** ebookers carries out its own customer fulfilment in 9 languages allowing it to retain all margins.

Dinesh Dhamija CEO ebookers.com commented:

"These estimates are testament to the strength of ebookers business model and of European online travel. Through our aggressive management of costs we have delivered this outstanding quarterly improvement despite the events of September 11."

UK GAAP and US GAAP figures:

UK GAAP Unaudited	Q3 2001 (Jul 1 – Sep 30)	Q2 2001 (April 1 – Jun 30)	Quarterly Improvement
EBITDA (Earnings before interest, tax, depreciation, amortization)	(£0.5m)	(£5.7m)	**Over £5m**
EBTDA (Earnings before tax, depreciation, amortization, and including net interest income and exchange gains)	£0.2m	(£5.9m)	**Over £6m**
Pre tax loss	(£2.6m)	(£8.6m)	**Approx £6m**

US GAAP Unaudited	Q3 2001 (Jul 1 – Sep 30)	Q2 2001 (April 1 – Jun 30)	Quarterly Improvement
EBITDA (Earnings before interest, tax, depreciation, amortization)	(£1.4m)	(£5.7m)	**Over £4m**
EBTDA (Earnings before tax, depreciation, amortization, and including net interest income and exchange gains)	(£0.7m)	(£5.9m)	**Over £5m**
Pre tax loss	(£1.1m)	(£9.5m)	**Over £8m**

--ends--

About ebookers.com

ebookers.com is a leading pan-European online European travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 14,000 hotels worldwide. ebookers.com is the technology and travel spin-off from Flightbookers plc, the London-based travel agency. The company was established as a separate Internet company in June 1999. ebookers.com and its subsidiaries sells to customer in the following 11 countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK. The company completed its initial public offering in November 1999 listing on Nasdaq and the Neuer Markt in Frankfurt, Germany. In April 2001, ebookers.com listed on the London Stock Exchange.

Forward Looking Statements

Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in such forward looking statements. Potential risks and uncertainties include, without limitation, the company's ability to identify, acquire and integrate its potential subsidiaries across Europe, its ability to significantly increase its online revenues and sales volumes, to maintain and develop relationships with travel suppliers and strategic partners and to attract and retain customers, potential adverse changes in its gross mark up or in commission rates, unforeseen events affecting the travel industry, and the company's dependence on its ability to establish its brand. These and other risk factors are described in detail in the company's listing particulars dated 17 April 2001, as supplemented by the company's supplementary listing particulars dated 20 April 2001, and the company's Annual Report on Form 20-F for the year ended 31 December 2000 that was filed with the US Securities and Exchange Commission on 27 April 2001.

For further information:

ebookers.com
Oliver Strong — +44 (0) 20 7489 2239
oliver.strong@ebookers.com — +44 (0) 7771 934 153

Cubitt
Fergus Wylie — +44 (0) 20 7367 5100
fergus.wylie@cubitt.com

Roland Daniells — +44 (0) 20 7367 5117
roland.daniells@cubitt.com

Kirchhoff Consult (Germany)
Elise Vanier — +49 69 7474 8617
elise.vanier@kirchhoff.de